UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 20)*.

	SunTrust Banks, Inc.

	Common

	867914103

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  867914103 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust
Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.;
SunTrust Banks of Georgia, Inc.; Mid-Atlantic Bank; SunTrust Equitable Securities Corporation and Trusco Capital
Management, Inc.; SunTrust Delaware Trust Company and in
various fiduciary capacities.  58-1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			22,073,467

---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			1,534,631
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			14,759,623
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				7,552,362
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,416,486
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.94%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC, BK AND IA
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
SunTrust Banks, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Florida, Inc.; SunTrust Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc.; Mid-Atlantic Bank; SunTrust Equitable Securities Corporation and Trusco Capital Management, Inc.; SunTrust Delaware Trust Company and in various fiduciary capacities.

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Florida, Inc. is a Florida corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; Mid-Atlantic Bank is a Virginia corporation; SunTrust Equitable Securities Corporation is a Tennessee corporation; Trusco Capital Management, Inc. is a registered investment adviser and a Georgia corporation; SunTrust Delaware Trust Company is a Delaware corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
867914103

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(e)	Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	25,416,486

(b)	Percent of Class:	8.13%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	22,073,467

(ii)	Shared power to vote or to direct the vote:	1,534,631

(iii)Sole power to dispose or to direct the
disposition of:						14,759,623

(iv)	Shared power to dispose or to direct the
disposition of:						7,552,362


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
See Item 2 and Exhibit C

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities.
 SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing	    	    Power	    Power	   Dispose	     Dispose
----------------------------------------------------------------------
SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Atlanta	8,849,826	1,008,435	9,650,408	2,766,475
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Bank, Savannah, N.A.	290,821	-0-	35,398	84,340
and in Various Fiduciary Capacities
33 Bull Street
Savannah, Georgia  31401

SunTrust Bank, Middle Georgia, 	1,121,986	6,400	261,596	171,149
N.A. and in Various Fiduciary
Capacities
606 Cherry Street
Macon, Georgia  31201

SunTrust Bank, Augusta, N.A.	137,052	-0-	84,528	39,186
and in Various Fiduciary Capacities
80 Broad Street
Augusta, Georgia  30902

SunTrust Bank, West Georgia,	267,908	-0-	77,848	122,906
N.A. and in Various Fiduciary
Capacities
1246 First Avenue
Columbus, Georgia  31901

SunTrust Bank, Northeast Georgia,	130,242	1,594	94,120	40,915
N.A. and in Various Fiduciary
Capacities
101 North Lumpkin Street
Athens, Georgia  30613

SunTrust Bank, Southeast Georgia,	466,222	-0-	297,001	65,340
N.A. and in Various Fiduciary
Capacities
510 Gloucester Street
Brunswick, Georgia  31520

SunTrust Bank, South Georgia,	283,444	-0-	40,369	242,800
N.A. and in Various Fiduciary
Capacities
410 West Broad
Albany, Georgia  31701







SunTrust Bank, Northwest Georgia,	63,376	17,164	63,376	17,164
N.A. and in Various Fiduciary
Capacities
100 East Second Avenue
Rome, Georgia  30161

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
STI Capital Management, N.A.	17,442	-0-	16,942	-0-
200 South Orange Avenue
Orlando, Florida  32801

SunTrust Bank, Central Florida, 	718,613	18,750	236,475	479,243
N.A. and in Various Fiduciary
Capacities
200 South Orange
Orlando, Florida  32801

SunTrust Bank, South Florida,	1,764,721	56,735	1,302,238	533,754
N.A. and in Various Fiduciary
Capacities
501 E. Las Olas Blvd.
Fort Lauderdale, Florida  33301

SunTrust Bank, Tampa Bay	165,454	10,000	90,488	30,484
and in Various Fiduciary
Capacities
315 East Madison Street
Tampa, Florida  33602

SunTrust Bank, Nature Coast	116,735	39,000	99,764	56,071
and in Various Fiduciary
Capacities
One East Jefferson Street
Brooksville, Florida  34601

SunTrust Bank, Miami, N.A.	350,290	219	140,568	177,983
and in Various Fiduciary
Capacities
777 Brickell Avenue
Miami, Florida  33031

SunTrust Bank, Mid-Florida,	43,993	-0-	13,523	25,070
N.A. and in Various Fiduciary
Capacities
595 Cypress Gardens Blvd S.E.
Winter Haven, Florida  33882

SunTrust Bank, Gulf Coast	86,716	1,100	63,527	17,274
and in Various Fiduciary
Capacities
1777 Main Street
Sarasota, Florida  34236

SunTrust Bank, North Central	37,164	3,421	33,902	6,683
Florida and in Various Fiduciary
Capacities
203 E. Silver Springs Blvd.
Ocala, Florida  34470


SunTrust Bank, East Central 	43,675	-0-	20,130	23,545
Florida and in Various Fiduciary Capacities
120 S. Ridgewood Avenue
Daytona Beach, Florida  32114

SunTrust Bank, Southwest Florida	13,964	8,714	18,376	29,300
and in Various Fiduciary
Capacities
12730 New Brittany Blvd.
Fort Myers, Florida  33907

SunTrust Bank, North Florida, N.A.	21,498	-0-	18,206	3,292
and in Various Fiduciary Capacities
200 W. Forsyth Street
Jacksonville, Florida  32202

SunTrust Bank, West Florida	62,080	-0-	31,094	27,374
and in Various Fiduciary Capacities
220 W. Garden Street
Pensacola, Florida  32501

SunTrust Banks of Tennessee, Inc.
Parent Holding Company for:
---------------------------------
SunTrust Bank, Nashville, N.A.	2,243,899	7,140	1,566,490	375,720
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Bank, Chattanooga, N.A.	3,000,122	92,474	1,274,203	1,690,578
and in Various Fiduciary Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Bank, Alabama, N.A.	71,263	13,100	63,693	21,670
and in Various Fiduciary Capacities
201 South Court Street
Florence, Alabama  35631

SunTrust Bank, East Tennessee, 	23,674	-0-	11,797	7,455
N.A. and in Various Fiduciary
Capacities
700 Hill Avenue
Knoxville, Tennessee  37915

SunTrust Banks, Inc.
-------------------
Trusco Capital Management, Inc.	110,888	-0-	110,888	-0-
and in Various Fiduciary Capacities
50 Hurt Plaza, Suite 1400
Atlanta, Georgia 30303

Mid-Atlantic Bank	1,256,478	215,385	989,995	460,361
919 East Main Street
P.O. Box 26665
Richmond, Virginia  23261-2665

SunTrust Delaware Trust Company	313,921	35,000	460,111	36,230
And in various fiduciary capacities
1011 Centre Road Suite 205
Wilmington, Delaware  19805

Shares Beneficially Owned	25,416,486


SunTrust Bank, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of SunTrust Banks, Inc. Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	SunTrust Banks, Inc.
New York Stock Exchange






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